Exhibit 99.1
Disclosure of Mine Safety and Health Administration (“MSHA”) Safety Data
Rio Tinto is committed to the health and safety of its employees and in providing an incident free workplace. The Company maintains a comprehensive health and safety program that includes extensive training for all employees and contractors, site inspections, emergency response preparedness, crisis communications training, incident investigation, regulatory compliance training and process auditing.
Rio Tinto’s U.S. mining operations are subject to MSHA regulation under the U.S. Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.
The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934 that operate mines regulated under the Mine Act. Under the Act, the U.S. Securities and Exchange Commission (“SEC”) is authorized to issue rules and regulations to carry out the purposes of these provisions, but has not yet issued final rules under these provisions as of the date of this Annual Report on Form 20-F; therefore, it is possible that any final rules or guidelines adopted by the SEC will require future disclosures to be presented in a different form or contain additional or alternative content. The disclosures reflect our U.S. mining operations only as the requirements of the Act do not apply to our mines operated outside the U.S.
During the year ended December 31, 2010, none of the mines operated by us received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act or (b) the potential to have such a pattern.

The information in the table below reflects citations and orders MSHA issued to Rio Tinto during the year ended December 31, 2010, as reflected in our records. The data in our system may not match or reconcile with the data MSHA maintains on its public website. In evaluating this information, consideration should also be given to factors such as: (i) the number of citations and orders may vary depending on the size and operation of the mine, (ii) the number of citations issued may vary from inspector to inspector and mine to mine, and (iii) citations and orders may be contested and appealed, and in that process, may be reduced in severity and amount, and may be dismissed.

		Section
		104(a)
		Significant
		and	Section	Section 104(d)	Section	Section	Proposed MSHA
Mine ID		Substantial	104(b)	Citations and	110(b)(2)	107(a)	Assessments (in		Pending Legal
Number (1)	Mine or Operating Name	Citations (2)	Orders (3)	Orders (4)	Violations (5)	Orders (6)	thousands) (7)	Fatalities	Action (8)
4202040	Kennecott Barneys Canyon Mining	—	—	—	—	—	—	—	—
2000420	Kennecott Eagle Land LLC	—	—	—	—	—	—	—	—
4200149	Kennecott Utah Copper LLC (Bingham Canyon)	9	—	1	—	—	14.5	—	4
4201996	Kennecott Utah Copper LLC (Copperton Concentrator)	1	—	—	—	—	20.6	—	—
0400743	US Borax Inc (Boron)	47	—	—	—	—	137.4	—	—
0402834	US Borax Inc (Owens Lake)	0	—	—	—	—	0.1	—	—
0502962	Colowyo Coal Company LP	12	—	—	—	1	67.8	—	2
0200152	Resolution Copper Mining LLC	1	—	—	—	—	0.6	—	—
4102113	Luzenac America (Houston)	1	—	—	—	—	0.2	—	—
4300150	Luzenac America Inc. (Luzenac America)	4	—	—	—	—	2.6	—	—
2400162	Luzenac America Incorporated (Three Folks)	5	—	—	—	—	9.5	—	—
2402050	Luzenac America Incorporated (Sapppington)	1	—	—	—	—	0.2	—	1
2400163	Luzenac America Incorporated (Yellowstone)	1					1.9		1

(1)	MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine identification number. Additionally, because Rio Tinto no longer maintains ownership or operational control of entities it has divested, the MSHA ID numbers from any divested entity of Rio Tinto, including but not limited to Cloud Peak Energy LLC, are not included.

(2)	Represents the total number of citations issued by MSHA for violation of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

(3)	Represents the total number of orders issued, which represents a failure to abate a citation under section 104(a) within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.

(4)	Represents the total number of citations and orders issued by MSHA for unwarrantable failure to comply with mandatory health or safety standards.

(5)	Represents the total number of flagrant violations identified.

(6)	Represents the total number of imminent danger orders issued under section 107(a) of the Mine Act.

(7)	Amounts represent the total dollar value of proposed assessments received from MSHA and do not necessarily relate to the citations or orders issued by MSHA during the period, or to the pending legal actions reported below.

(8)	Pending legal actions before the Federal Mine Safety and Health Review Commission (the “Commission”) as required to be reported by Section 1503(a)(3)of the Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under Section 105 of the Mine Act. The following provides additional information of the types of proceedings that may be brought before the Commission:
•	Contest Proceedings — a contest proceeding may be filed with the Commission by an operator to challenge the issuance of a citation or order issued by MSHA;

•	Civil Penalty Proceedings — a civil penalty proceeding may be filed with the Commission by an operator to challenge a civil penalty MSHA has proposed for a violation contained in a citation or order;
•	Discrimination Proceedings — a discrimination proceeding involves a miner’s allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the Mine Act, such as making a safety complaint;

•	Temporary Reinstatement Proceedings — a temporary reinstatement proceeding involves cases in which a miner has filed a complaint with MSHA stating that he or she has suffered discrimination and the miner has lost his or her position; and

•	Compensation Proceedings — a compensation proceeding may be filed with the Commission by miners entitled to compensation when a mine is closed by certain closure orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due to miners idled by the orders.